Exhibit 99.1

FROM THE DESK OF

DANIEL M. NEGARI

2121 E TROPICANA AVE #2 LAS VEGAS NV 89119

702-900-2999

September 27, 2023

Creative Media & Community Trust Corporation
17950 Preston Road, Suite 600

Dallas, Texas 75252
Attention: Board of Directors

Dear Members of the Board:

As you are aware, on April 17, 2023, I submitted a proposal to the Board of Directors (the “Board”) of Creative Media & Community Trust Corporation (“CMCT” or the “Company”) to acquire all of the outstanding shares for $8.88 per share in cash, which at the time represented a substantial premium of nearly 110% to the Company’s previous closing price of $4.23 and over 103% to the Company’s preceding 30-day average closing price of $4.386.

Despite CMCT’s stock price continuing to decline, I am writing to reiterate my interest in acquiring the Company for $8.88 per share in cash. My offer now represents an even greater premium of over 119% to yesterday’s closing price of $4.05 and nearly 112% to the Company’s 30-day average closing price of $4.194.

Given the Company’s failure to engage with me to date with respect to my acquisition proposal, I am also writing to share alternative strategies for the Board to consider to enhance shareholder value should the Board continue to refuse to commence a sales process.

As shown below in Table 1, CIM Group, L.P.’s (“CIM Group”) ownership of CMCT has risen from 19.2% to 45.7%, while the Company’s self-reported net asset value (“NAV”) has been substantially eroded and a 6.25% ownership limitation was imposed on independent shareholders like myself.

Table 1. Self-Reported NAV History and CIM Group Ownership

	CMCT NAV	CIM Group Ownership
Q4 2019	$28.49	19.2% (Nov 2019)
Q3 2022	$16.11	41.5% (August 2022)
Q4 2022	$14.30	42.7% (Nov 2022)
Q1 2023	$12.67	42.3% (May 2023)
Q2 2023	$11.03	45.7% (Aug 2023)

In light of CIM Group’s near total control of the Company at every level and the Board’s entrenchment tactics, which effectively prevents shareholders of the Company from meaningfully exercising their rights to effect change, I can only present for the Board’s consideration the three proposals detailed below in an effort to help you uphold your fiduciary duty to the Company and its shareholders. I firmly believe that each of these proposals would benefit all shareholders (including CIM Group) and represent a significant improvement to the status quo.

Proposal X

Commence a Strategic Review Process to Sell the Entire Company

As noted above, I remain interested in acquiring the Company for $8.88 per share – in doing so I have effectively set the floor the Company can expect to receive in any sales process. Based on the information currently in my possession, I would love to acquire the Company for $8.88 per share (and may be willing to pay more after receiving access to a data room), but if someone else wants to pay more, that is great and will deliver further value to shareholders.

If the Board is not willing to sell the Company, I strongly urge you to implement one of the other two proposals that follow, which I believe are your best paths forward to increase shareholder value short of a sale.

Proposal Y

Dispose of Non-Strategic Assets; Recycle Capital; Aggressively Repurchase Stock; Convert Preferred Stock to Common Stock

1. Sell Non-Core Assets Immediately

The Sheraton Grand Sacramento should be sold immediately, which I believe would yield $175,000,000+ for the Company.1 The SBA lending business should be immediately sold as well. In addition, the Company should explore which other non-core assets could be sold, sell them and maximize the use of the proceeds as described below.

1Annualized NOI is over $16,500,000 right now and, conservatively, a 9 Cap would yield over $183 million in proceeds.

2. Stock Buybacks

You should complete the existing buyback and authorize a new buyback to repurchase up to 35% of the Company’s shares at significant discounts to NAV. As shown below in Table 2, this would be a highly accretive use of Company funds that would help close the gap between the Company’s share price and NAV.

Table 2. Example of Proposed Buybacks

Item	Value/Amount
Assumptions
Total Shares	23 Million
Funds From Operations (FFO)	$11,500,000
Shares to Buyback	7 Million
Buyback Price Per Share	$5
Dividends Not Paid	$0.34/share or $2,380,000
FFO Before Buyback
FFO Per Share	$0.50
Total FFO	$11,500,000
FFO After Buyback
New Total Shares	16 Million
FFO Per Share	$0.8675 (Includes dividends not paid)
New Total FFO	$13,880,000 (Includes dividends not paid)

I've urged you to initiate a buyback, especially given the current market dislocation and the Company’s existing authorization. If you choose not to sell the Company, you should maximize this buyback opportunity. Purchasing shares below the true NAV offers an immediate 3X ROI, which I believe is the best you'll achieve. The recent rights offering has created a hole in your shareholder base, and restrictions limiting shareholders like me to 6.25% ownership further highlight this issue.

3. Stop Purchasing Properties and Limit Development to New Co-Invest Structure.

Recent history has shown that purchasing or developing new properties destroys NAV, even by the Company’s own metrics. In general, new acquisitions and development should be avoided. On the other hand, the Company's new co-invest structure has proven to create significant value. The Company should utilize this structure for existing properties and take on any future development projects using this structure.

4. Convert Preferred Stock to Common Stock

Instead of redeeming shares of preferred stock, the Company should implement a stock buyback to align NAV with the common stock value. The Company would then be able to distribute shares of common stock to shareholders of preferred stock as a substitute for direct payoffs. To protect NAV, an evergreen buyback program should be implemented to repurchase shares on a continuous basis, but such a program should only be considered when the stock price is within 5% of NAV. Appropriately implementing an evergreen buyback program should eventually eliminate the need to have such an outsized preferred stock program.

Final Points

This proposal will focus the Company on growth and ensure its financial viability into the future. This is especially the case if the Company is successful in moving all properties to a co-invest structure, which would potentially raise $200-300 million in cash, which could be put to work using the strategies described above.

Proposal Z

Dispose of all Assets; Pay Off Debts; Return Capital

The Company should dispose of all assets, starting with the most liquid, pay off all debts and return capital to shareholders. I conservatively estimate that the Company could yield over $12.00 per share using this strategy, which could be accomplished in 3-6 months.

Some analysts think your office assets are dead, but the building next door to 1 Kaiser Plaza just sold to Pacific Gas and Electric Company for $892,000,000, or about $980 per sq. ft. (https://therealdeal.com/sanfrancisco/2023/07/07/pge-buys-oakland-headquarters-for-up-to-900m/)

1 Kaiser Plaza is the headquarters of Kaiser Permanente, and is about 530,000 sq. ft. Kaiser Permanente is active in buying office real estate and it completed a nine-figure office purchase through a SMA recently. A sale price at $980 per sq. ft. would not be necessary to create significant shareholder value, as a sales price at just $600 per sq. ft. would yield $318 million after paying off the $97 million CMBS loan. This sale alone could yield investors more than $10 per share, as it would not require the Company to pay off its preferred stock and other debts in full.

Eleven Fifty Clay and Channel House can be recapped through a co-invest and yield shareholders $6+ a share, while retaining 20% of the asset and generating management fees for the benefit of all shareholders. A straightforward sale would yield even more.

Takeaways

Ultimately, the Board is well aware of the value of the Company’s assets and fully capable of implementing a strategy to enhance shareholder value. While I remain interested in acquiring the Company, it is crucial for the benefit of all shareholders that immediate action is taken to effect change – whether by yourselves or through constructive engagement with me or other third parties. It is your fiduciary obligation to take decisive action in the best interest of ALL shareholders (not just CIM Group). If needed, I’m prepared to be your stalking horse at $8.88 per share.

Sincerely,

/s/ Daniel M. Negari

Daniel M. Negari